UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-13175

VALERO ENERGY CORPORATION THRIFT PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION THRIFT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Valero Energy Corporation Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of Valero Energy Corporation Thrift Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule H, line 4i – supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Valero Energy Corporation Thrift Plan

We have audited the accompanying statement of net assets available for benefits of Valero Energy Corporation Thrift Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 24, 2003

VALERO ENERGY CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments:
Common stock	$208,696,220	$171,697,066
Mutual funds	211,728,413	146,865,815
Common/collective trusts	146,410,530	92,895,183
Self-directed investments	58,402,649	30,454,730
Participant loans	28,604,750	23,743,881
Investment contract	--	22,389,383
Money market security	270,353	159,788

Total investments	654,112,915	488,205,846

Receivables:
Employer contributions	852,917	474,652
Interest and dividends	57,179	99,580
Due from brokers for securities sold	1,286,622	153,404

Total receivables	2,196,718	727,636

Cash	100,521	175,469

Net assets available for benefits	$656,410,154	$489,108,951

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2003	2002
Investment income (loss):
Interest income	$3,040,136	$3,773,786
Dividend income	7,114,485	5,364,235
Net appreciation (depreciation) in fair value of
investments	108,214,186	(62,821,035)

Total investment income (loss)	118,368,807	(53,683,014)

Contributions:
Employee	48,965,805	40,082,839
Employer, net of forfeitures	23,866,917	20,820,947

Total contributions	72,832,722	60,903,786

Asset transfers in from other plans:
Valero Savings Plan	205,935	189,152,944
Orion 401(k) Plan	8,123,916	--
CRC 401(k) Plan	--	6,766,408
Ardmore Plan	--	5,364,600
Huntway 401(k) Plan	--	525

Total asset transfers in from other plans	8,329,851	201,284,477

	199,531,380	208,505,249

Deductions from net assets:
Withdrawals by participants	(31,983,836)	(25,861,361)
Asset transfers out to Valero Savings Plan	(21,886)	--
Administrative expenses	(224,455)	(78,016)

Total deductions	(32,230,177)	(25,939,377)

Net increase in net assets available for benefits	167,301,203	182,565,872

Net assets available for benefits:
Beginning of year	489,108,951	306,543,079

End of year	$656,410,154	$489,108,951

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 20,000 employees. Including Valero’s acquisition of the Aruba Refinery from El Paso Corporation on March 5, 2004, Valero owns and operates 15 refineries in the United States, Canada and Aruba with a combined throughput capacity of approximately 2.4 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of more than 4,500 retail and wholesale branded outlets in the United States, Canada and Aruba under various brand names including Diamond Shamrock®, Shamrock®, Ultramar®, Valero® and Beacon®.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Valero Energy Corporation Thrift Plan (the Thrift Plan) provides only general information. Participants should refer to the Thrift Plan document for a complete description of the Thrift Plan’s provisions.

General
The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero in which participants’ interests in Valero common stock are registered under the Securities Act of 1933. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the plan sponsor. An administrative committee, consisting of persons selected by Valero, administers the Thrift Plan. The members of the administrative committee serve without compensation for services in that capacity. Merrill Lynch Trust Company, FSB is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust (the Thrift Plan Trust). Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Thrift Plan.

Asset Transfers
Asset transfers in from other plans include amounts transferred from other savings plans related to plan mergers and acquisitions as follows:

o	In December 2001, Valero acquired Ultramar Diamond Shamrock Corporation (UDS). The portion of the Valero Savings Plan related to UDS non-store employees (other than union and HSB employees (defined below)) was merged into the Thrift Plan effective May 1, 2002, and the portion related to certain union employees was merged into the Thrift Plan effective August 1, 2002, for a total of $180,881,797.
o	Effective May 16, 2002, Valero sold certain assets and facilities related to its Golden Eagle Refinery to Tesoro Refining and Marketing Company (Tesoro) and, as part of this transaction, certain employees (Held Separate Business employees or HSB employees) of Valero became employees of Tesoro. Account balances of $8,271,147 for HSB employees who did not make direct rollover transfers from the Valero Savings Plan to a defined contribution plan maintained by Tesoro were merged from the Valero Savings Plan into the Thrift Plan on August 1, 2002.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

o	Effective May 25, 2002, union employees participating in the Amended and Restated PACE 401(k) Plan and Trust of Colorado Refining Company (CRC 401(k) Plan) became eligible to participate in the Thrift Plan. Effective September 1, 2002, the CRC
401(k) Plan was merged into the Thrift Plan with a total account balance of $6,766,408.
o	Prior to July 1, 2002, Valero maintained the Union of Operating Engineers, Local 670, AFL-CIO Plan (Ardmore Plan) for the benefit of certain eligible union employees at Valero’s Ardmore Refinery. Effective July 1, 2002, Ardmore union employees became eligible to participate in the Thrift Plan. Effective August 1, 2002, the Ardmore Plan was merged into the Thrift Plan with a total account balance of $5,364,600.
o	On July 1, 2003, Valero completed its acquisition of Orion Refining Corporation’s (Orion) refinery located in St. Charles Parish, Louisiana, approximately 15 miles west of New Orleans. Former Orion employees who became employees of Valero became eligible to participate in the Thrift Plan and could elect to transfer their balances from the Orion Refining Corporation Savings Plan (Orion Plan) to the Thrift Plan. Account balances of $8,123,916 were transferred into the Thrift Plan from the Orion Plan.

In addition, from time to time, asset transfers occur between the Valero Savings Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.

Participation
Participation in the Thrift Plan is voluntary and is open to Valero employees who become eligible to participate upon the completion of 30 days of continuous service. However, retail store employees are not eligible to participate in the Thrift Plan as they are eligible to participate in another plan sponsored by Valero. Employees are eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service.

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service. Former participants who are reemployed after a break in service are generally eligible to become participants immediately following reemployment.

Contributions
Participants can make basic contributions of not less than 2% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their annual total salary. Annual total salary represents a participant’s current base salary, which includes commissions, overtime, job upgrade pay and shift differential pay and is not reduced for pre-tax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero’s FlexPlan benefits program nor for pre-tax contributions under the Thrift Plan itself. Effective January 1, 2002, the definition of annual total salary was expanded to include cash bonuses. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions. For the years ended December 31, 2003 and 2002, rollover contributions totaled $4,050,315 and $1,860,934, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Participants elect to make contributions to the Thrift Plan on a before-tax and/or after-tax basis. Federal income taxes on before-tax contributions are deferred until the time a distribution is made to the participant. The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. Effective September 1, 2002, participants who are eligible to make pre-tax contributions and who have attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $2,000 and $1,000 for the years ended December 31, 2003 and 2002, respectively.

For the years ended December 31, 2003 and 2002, with one exception discussed below, Valero made an employer contribution to the Thrift Plan equal to 75% of participants’ total basic contributions, i.e., including base salary and cash bonuses. Commencing December 31, 2003, the Thrift Plan was amended to provide that Valero’s employer contribution to the Thrift Plan will be 75% of contributions related to participants’ base salary, i.e., excluding cash bonuses. For the month of January 2002, Valero’s employer contribution was 100% of participants’ basic contributions due to a prior plan provision that provided for a 100% employer contribution if Valero’s return on equity for the previous year was equal to or greater than 10%.

Forfeitures
Valero’s employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are rehired within five years from date of termination. For the years ended December 31, 2003 and 2002, employer contributions were reduced by $201,753 and $64,200, respectively, related to forfeited non-vested accounts. As of December 31, 2003 and 2002, forfeited non-vested accounts available to reduce future employer contributions were $40,418 and $92,924, respectively.

Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Thrift Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting
Participants are vested 100% in their employee account at all times. Participants vest in their employer account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.

The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of their employer account, the employee’s prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Common Stock Fund, mutual funds, common/collective trusts, Multi-Cap Core Fund and other self-directed investments. Through August of 2003, participants could invest in the Stable Value Fund, which was comprised of an investment in an investment contract and a common/collective trust. The Stable Value Fund was liquidated and reinvested in the Merrill Lynch Retirement Preservation Trust during 2003. Investments in the Multi-Cap Core Fund are comprised of investments in Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock; however, participants may transfer 100% of Valero’s employer contributions to any other investment option offered.

Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

o	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;
o	upon completion of five years of participation in the Thrift Plan, one withdrawal from the participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;
o	upon reaching age 59½, one withdrawal during any six-month period from a participant’s employee account and employer account; or
o	upon furnishing proof of financial necessity, one withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant’s before-tax contributions.

Upon a participant’s death, total and permanent disability or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $5,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.

Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the earnings and losses of the Thrift Plan until their accounts are distributed.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their employee account and the vested portion of their employer account. The minimum loan amount is $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or
(b)	one-half of the current value of the participant’s vested interest in his Thrift Plan accounts.

The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan may not exceed 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.

Plan Expenses
Administrative expenses of the Thrift Plan, including trustee fees and expenses and other costs, are paid by Valero, or at Valero’s option, by the Thrift Plan. During the years ended December 31, 2003 and 2002, Valero paid administrative expenses of $268,495 and $162,733, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Thrift Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Thrift Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Money market securities and participant loans are valued at cost, which approximates fair value. The investment contract was valued at contract value.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Thrift Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.

Reclassifications
Certain previously reported amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. Investments

Investments that represent 5% or more of the Thrift Plan’s net assets are as follows:

	December 31,
	2003	2002
Valero Energy Corporation common stock	$208,696,220	$165,779,345
Merrill Lynch Retirement Preservation Trust	106,784,876	65,864,915
Merrill Lynch Equity Index Trust	39,625,654	27,030,268

During the years ended December 31, 2003 and 2002, the Thrift Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2003	2002
Common stock	$43,649,603	$(11,680,712)
Mutual funds	39,383,100	(28,145,548)
Common/collective trusts	8,216,653	(5,639,817)
Self-directed investments:
Common stock	15,904,323	(16,417,881)
Mutual funds	1,062,461	(937,077)
Preferred stock	(1,954)	--

Net appreciation (depreciation) in fair value
of investments	$108,214,186	$(62,821,035)

During the years ended December 31, 2003 and 2002, dividend income included approximately $1,923,000 and $1,532,000, respectively, of dividends paid on Valero common stock.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4. Party in Interest Transactions

Certain Thrift Plan investments are shares of Valero common stock, and common/collective trusts and mutual funds that are managed by Merrill Lynch. Transactions in these investments qualify as party in interest transactions.

5. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer account.

6. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated April 26, 2002, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$656,410,154	$489,108,951
Amounts allocated to withdrawing participants	(91,722)	(176,100)

Net assets available for benefits per the Form 5500	$656,318,432	$488,932,851

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2003	2002
Withdrawals by participants per the financial statements	$31,983,836	$25,861,361
Add: Amounts allocated to withdrawing participants
as of end of year	91,722	176,100
Less: Amounts allocated to withdrawing participants
as of beginning of year	(176,100)	(2,666)

Benefits paid to participants per the Form 5500	$31,899,458	$26,034,795

8. Subsequent Events

On March 5, 2004, Valero acquired El Paso Corporation’s Aruba Refinery, located on the island of Aruba in the Caribbean Sea, and certain related businesses. In conjunction with this acquisition, 10 former El Paso employees who were expatriates working in Aruba became employees of Valero and are eligible to participate in the Thrift Plan.

SCHEDULE H, line 4i

VALERO ENERGY CORPORATION THRIFT PLAN
EIN: 74-1828067
Plan No. 002

Schedule of Assets (Held at End of Year)
As of December 31, 2003

Identity of Issue/Description of Investment	Current Value
Common stock:
* Valero Energy Corporation	$208,696,220

Mutual funds:
The Oakmark Equity and Income Fund	31,355,361
Fidelity Magellan Fund	30,972,823
Vanguard PRIMECAP Fund	30,817,807
American Century Ultra Fund	27,277,970
* Merrill Lynch Basic Value Fund	24,069,277
American Funds EuroPacific Growth Fund	18,860,274
MFS Massachusetts Investors Growth Stock Fund	14,158,508
* Merrill Lynch Intermediate Corporate Bond Fund	13,128,955
* Merrill Lynch Global Allocation Fund	12,210,395
Templeton Foreign Fund	5,509,512
AIM Income Fund	3,367,531

211,728,413

Common/collective trusts:
* Merrill Lynch Retirement Preservation Trust	106,784,876
* Merrill Lynch Equity Index Trust	39,625,654

146,410,530

Self-directed investments	58,402,649

* Participant loans (interest rates ranging from 5.0% to 11.5%)	28,604,750

Money market security:
* Merrill Lynch Reserves	270,353

Total	$654,112,915

_________________
* Party in interest to the Thrift Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION THRIFT PLAN

By: /s/ Keith D. Booke

Keith D. Booke
Chairman of the Administrative Committee and
Executive Vice President and Chief Administrative Officer,
Valero Energy Corporation

Date: June 25, 2004